May 16, 2018

Addendum: NXT Energy Solutions Inc. Information Circular – Proxy Statement dated April 5, 2018

Dear Shareholder,

The purpose of this addendum (the “IC Addendum”) to the accompanying Management Information Circular – Proxy Statement dated April 5, 2018 (the “Circular”) for the annual and special meeting (the "Meeting") of holders (the "Shareholders") of common shares (the "Common Shares") of NXT Energy Solutions Inc. (the "Company" or "NXT") is to provide information on certain recent developments, to modify the nature of the Shareholder approval being sought in connection with the Private Placement and to provide additional details with regard information deficiencies which have been identified following the filing of the Circular. Please refer to the accompanying Circular for further information.

Meeting Adjournment

Given the relevance of the information contained in this IC Addendum to the Meeting, The Company believes it is prudent to convene the Meeting on May 16, as currently scheduled, and to then adjourn it before conducting any business to allow Shareholders additional time to read and consider the new information provided herein. The Company will reconvene the adjourned Meeting June 7, 2018 at 10:00am MDT to be held at:

Norton Rose Fulbright Canada LLP

400 3rd Avenue SW, Suite 3700

Calgary, Alberta T2P 4H2

Telephone: 403.267.8222

Private Placement Update

As discussed in the Circular under the heading “Creation of a New ‘Control Person’: Third Tranche of the Private Placement”, on February 16, 2018 we announced a three-tranche private placement of 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416 (“Private Placement”) to Alberta Green Ventures Limited Partnership (the "Subscriber"). Each Unit consists of one Common Share and one-third of one Common Share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement. The first tranche of the Private Placement was completed on February 16, 2018 and the Company received approximately $4,310,500 in connection with the issuance of 4,665,043 Units.

The second tranche of the Private Placement consists of 5,538,203 Units for gross proceeds of approximately $5,117,300. On May 15, 2018, the Company closed on a portion of the second tranche in the amount of $2.0 million by issuing a further 2,164,502 Units. As a result, the Subscriber now owns a total of 6,829,545 Units representing approximately 14.0% of the Company’s 64,997,345 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants) and has become an “Insider” of the Company for securities law purposes.

The Subscriber has requested an extension to June 15, 2018 to close the remaining portion of the second tranche, consisting of the issuance of 3,373,701 Units for gross proceeds of approximately $3,117,300, and the third tranche, consisting of the issuance of 701,966 Units for gross proceeds of approximately $648,616, which in aggregate will now consist of 4,075,667 Units for gross proceeds of approximately $3,765,916. The Company has agreed to such extension and has received approval from the Toronto Stock Exchange, subject to the receipt of Shareholder approval for the subscription price of $0.924 per unit. As a result of this requirement, we are amending the scope of the Shareholder resolution relating to the Private Placement in the manner described below under “Private Placement Shareholder Approval Addendum”.

As described in the Circular, closing of the third tranche of the Private Placement, consisting of the issuance of 701,966 Units for gross proceeds of approximately $648,616, will cause the Subscriber to be deemed a “Control Person” of the Company under applicable securities laws and is subject to approval by the Shareholders of the Company (other than the Subscriber and its associates or affiliates) and such resolution will now also provide for approval of the unit price used to complete the second and third tranches of the Private Placement.

Control Person Resolution Addendum

The Private Placement unit price of $0.924 per unit represents a 19.5% discount to the Market Price of the TSX Common Shares at the time that the TSX originally accepted notice of the Private Placement in January 2018. Under the TSX price protection rules, the Company was entitled to keep the subscription price at $0.924 per unit for a period of 135 days in order to hold the Meeting to enable the Company to seek the necessary shareholder approval relating to the creation of a new control person. The 135 day period expires on May 18, 2018. Due to the fact that the Private Placement now relates to an insider of the Company (due to the Subscriber having acquired securities carrying more than 10% of the voting rights attached to the Common Shares of the Company), the TSX is requiring the Company to seek the approval of its Shareholders to extend the price protection to June 15, 2018 in order to complete the remainder of the second tranche and the third tranche of the Private Placement. This $0.924 price represents an 8.4% discount to the Market Price of the common shares of the Company on May 15, 2018 (the day immediately preceding the date of this IC Addendum).

Attached as Exhibit “A” to this IC Addendum is an amended version of the Control Person Resolution (that was set out in Schedule “A” of the Circular).

The voting threshold for approval of the amended version of the Control Person Resolution, as well as the voting restrictions on the Subscriber and its partners, will be the same as those described on page 11 of the Circular under the heading “Shareholder Approval”.

The form of proxy accompanying the Circular confers discretionary authority on management of the Company with respect to amendments to resolutions to be voted on at the meeting. With respect to management proxy forms submitted by Shareholders who have voted in favour of the original form of Control Person Resolution contained in the Circular, management of the Company intends to exercise such authority by voting in favour of the amended Control Person Resolution.

Shareholders who have submitted a proxy voting in favour of the original form of Control Person Resolution contained in the Circular and who wish to change their voting instruction to vote against the amended Control Person Resolution should revoke their proxy and submit a new proxy at least 48 hours (excluding Saturday’s, Sundays and statutory holidays) before the adjourned meeting date of June 7, 2018 or any further adjournment thereof.

Recommendation of the Company’s Board of Directors

The Board has reconsidered the Private Placement in the context of the current market, as well as the creation of the Subscriber as a new “Control Person” of the Company and the issuance of the Units in the balance of tranche two and in tranche three at a price of $0.924 (representing a discount of 8.4% to the current Market Price) and reiterates its unanimous approval of the these matters and recommends that Shareholders vote “For” the amended Control Person Resolution, as described in this IC Addendum.

If the Control Person resolution, as amended, is not approved by the Shareholders, the Private Placement will be considered to be completed at its current level of 6,829,545 units for aggregate gross proceeds of $6,310,500 and the Company will seek alternative financing. In such circumstances, the Company and the Subscriber will not enter into the Investor Rights Agreement.

Cash Bonus Plan

Given the significant uncertainty in the global oil & gas sector caused by the prolonged downturn in commodity prices and capital investment in drilling, production maintenance and growth, NXT considered all potential sources of revenue to be high risk and did not formalize a forecast for cash flow from operations in 2017. In our Q1 2017 Board meeting, the Company did include a forecast revenue figure of approximately US$495,000 from the Bolivian National Oil Company, Yacimientos Petrolíferos Fiscales Bolivianos (“YFPB”), from whom the Company had received a US$13 million contract in May 2015, as we had been informed in writing that a potential purchase of further SFD data had been reviewed and approved by all relevant authorities and we considered the contract to be of much lower risk. Notwithstanding this assessment, the purchase has not been finalised and discussions continue.

Management also provided the Board with a quarterly sales funnel analysis where management listed potential survey revenue associated with ongoing discussions occurring across a number of countries internationally and risked them to provide a potential revenue figure. This analysis included Sri Lanka in addition to several other countries, however, none of the other potential contract discussions was at a sufficient stage to warrant public disclosure.

As a result of receiving no survey revenue in 2017, no cash bonuses were paid to employees. Furthermore, NXT implemented a Company Cost Reduction Plan in early 2017 which included the deferral of a material portion of employee salaries and board remuneration payments. Staff levels were also reduced in the second half of 2017 to further support a reduction in corporate costs.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during the Company's three most recently completed financial years to the Named Executive Officers (“NEO”), who received remuneration determined on the basis of base salary and bonuses. It has updated to reflect compensation received by Mr. Selby only in relation to his tenure as Interim CFO.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Fiscal Year	Salary ($)	Share-based Award Value ($)(1)	Option-based Award Value ($)(2)	Annual Incentive Plans(3)	Long Term Incentive Plans	All Other Compensation ($)(4)	Total Compensation ($)
George Liszicasz (5) President & Chief Executive Officer	2017	309,800	-	-	-	-	11,294	321,094
	2016	309,800	-	-	-	-	49,639	359,439
	2015	283,550	-	-	110,000	-	15,727	409,277
Beverly Stewart Vice-President Finance & CFO (from May 2016 to November 2017)	2017	164,083	-	-	-	-	6,033	170,116
	2016	109,833	-	154,715	-	-	2,320	266,868
Charles Selby (6) Interim CFO (from December 2017 until January 2018)	2017	22,671	-	-	-	-	-	22,671

Notes:

(1) No share-based awards were issued in 2017 or to date in 2018.

(2)	The value of option based awards granted in the year is based on the estimated fair value of the Options awarded on the grant date based on the Black-Scholes valuation model. Entitlement to actually exercise the Options granted normally vests over a three-year period and the Options normally expire after five years. Key assumptions used for the valuation of Options include a risk free rate based on Government of Canada bonds for the equivalent term of the Option on the date of grant, average expected life of five years, no expected dividend yield and volatility that is calculated each quarter based upon the actual volatility experienced in the prior 12 months (or the # of months equal to the term of the vesting). The Black-Scholes methodology is a widely used and accepted Options valuation methodology.

(3)	All amounts disclosed under the heading "Annual Incentive Plan" represent amounts earned for the fiscal year under the Company's Cash Bonus Plan. See "Compensation Discussion and Analysis – Cash Bonus Plan".
(4)	Amounts disclosed under the heading "All Other Compensation" includes such items as benefits related to standard health and life insurance premiums, car allowances, parking expenses and other miscellaneous compensation paid by the Company on behalf of all eligible employees of the Company. It also includes amounts related to severance pay and any cash payout in the year of unused vacation pay entitlements carried-forward.
(5)	Salary amounts listed for Mr. Liszicasz includes cash amounts paid and/or payable as at and for each fiscal year ended December 31, as compensation for his role as Chairman of the Board of Directors of the Company, which was $35,000 for 2017, $35,000 for 2016, and $35,000 for 2015.
(6)	Amounts listed for Mr. Selby includes cash amounts paid and/or payable as at and for the fiscal year ended December 31, 2017 as compensation for his role as Interim CFO. Mr. Selby assumed the responsibilities of this function on a temporary basis and was not appointed as an officer of the Company by the Board during this period. His compensation for his role as Lead Director is disclosed under the heading "Compensation of Directors".

Performance Graph

This following graph compares the Common Share price performance of NXT over the five-year period ending December 31, 2017, to the S&P/TSX Composite Index, the S&P/TSX Capped Energy Index and S&P/TSX Venture Composite Index, each starting with an investment of $100 at the end of 2012 and assuming reinvestment of dividends, except for the S&P/TSX Venture Composite Index as this data is not available.

*Does not include reinvested dividends for the S&P/TSXV Composite Index.

Named Executive Officer Compensation Trends

Notes:

(1)	2016 includes termination payments.
(2)	NEO’s include the CEO.

In the five year period ending December 31, 2017 the Company only paid performance bonuses to its executive officers during 2015 when the Company had profitable operations. Option awards were also granted at that time. Options granted at other times to NEOs were for initial incentive grants at the beginning of their employment, or for Board fees.

Incentive Plan Awards

The following table sets forth, for each director, other than the director that is also a NEO, all security-based awards which were outstanding as at December 31, 2017 and has been updated for the expiry date of certain options for Mr. Tilson.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)	Market or Payout Value of Share-based Awards that have not paid out or distributed ($)
Charles Selby	7,500	0.86	Jul 5, 2018	1,725	-	-	-
	7,500	1.83	Dec 18, 2018	-	-	-	-
	7,500	1.39	Jul 9, 2019	-	-	-	-
	7,500	1.35	Jan 9, 2020	-	-	-	-
	50,000	1.50	Jul 22, 2021	-	-	-	-
	80,000			1,725	-	-	-

John Tilson	150,000	2.10	Sep 16, 2020	-	-	-	-
	25,600	1.73	Dec 10, 2020	-	-	-	-
	15,000	1.48	July 14, 2021	-	-	-	-
	15,000	1.45	Dec 21, 2021	-	-	-	-
	205,600			-	-	-	-
Thomas E. Valentine	7,500	0.86	Jul 5, 2018	1,725	-	-	-
	7,500	1.83	Dec 18, 2018	-	-	-	-
	7,500	1.39	Jul 9, 2019	-	-	-	-
	7,500	1.35	Jan 9, 2020	-	-	-	-
	7,500	1.48	July 14, 2021	-	-	-	-
	15,000	1.45	Dec 21, 2021	-	-	-	-
	52,500			1,725	-	-	-
Bruce G. Wilcox	150,000	2.10	Sep 16, 2020	-	-	-	-
	17,000	1.73	Dec 10, 2020	-	-	-	-
	15,000	1.48	Jul 14, 2021	-	-	-	-
	7,500	1.45	Dec 21, 2021	-	-	-	-
	189,500			-	-	-	-

Note:

(1)	The aggregate dollar amount of any "in-the-money" unexercised Options (including any unvested portions) held at December 31, 2017 is calculated based on the difference between the exercise price of the Options and $1.09, which was the closing trading price of the Company's Common Shares on the TSX on December 29, 2017, the last day of trading of the year.

Compensation of Directors

The annual compensation for directors is currently approved by the Board at least twice per year, and for 2017 included an election by each director, to receive a mix of stock options and cash, or 100% of the annual retainer fee in cash. The retainer fee is currently $30,000 per annum with the Chairman of the Board and the Chair of the Audit Committee receiving an additional $5,000 per annum for their Chair responsibilities. The lead Director receives an additional $30,000 per year. In addition, each director is eligible to receive stock options granted by the Company.

The following table sets forth all compensation provided to the directors of the Company for the most recently completed financial year, excluding those directors who were Named Executive Officers during the financial year ended December 31, 2017. Most board fees were still outstanding at December 31, 2017.

All compensation related to Mr. Liszicasz, the sole NEO on the Board, is under the heading "Report on Executive Compensation". Compensation for Mr. Selby's role as Interim CFO and Advisor is also under the same heading.

Name	Fees Earned ($) (1)	Share-based Awards ($)	Option-based Awards ($)	Total Compensation ($)
Mickey Abougoush(2)	17,500	-	-	17,500
Charles Selby	60,000	-	-	60,000
John Tilson	30,000	-	-	30,000
Thomas E. Valentine	30,000	-	-	30,000
Bruce G. Wilcox	32,500	-	-	32,500
	170,000	-	-	170,000

Notes:

(1)	The "fees earned" amounts include the portion of the elected amounts paid in cash for services earned for the fiscal year ended December 31, 2017.
(2)	Mr. Abougoush ceased to be a director as of June 21, 2017.

No Options or RSUs were issued to the directors during the fiscal year ended December 31, 2017.

Status of Independent Directors

In the Circular, the Company identified Charles Selby, the Lead Director of the board, as an independent director for the purposes of National Instrument 52-110, Composition of the Audit Committee (the “Instrument”). The Company’s board of directors has recently reviewed the status of Mr. Selby as an independent director of the board, given the period in December 2017 and January 2018 during which he assumed some of the duties of the Company’s CFO during the time between the departure of the former CFO and the arrival of the current CFO. The instrument indicates that a director is considered independent if he or she has no material relationship with the issuer. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgement. The Company’s board is of the view that the CFO activities undertaken by Mr. Selby and the compensation paid to him in connection with such activities, did not constitute a material relationship with the Company and the board continues to have confidence in the independent judgement of Mr. Selby. However, the Instrument also provides that despite the views of a board, a person who has been within the last three years an employee or executive officer of the issuer is deemed to have a material relationship with the issuer. The board does not consider, considering all relevant circumstances, that Mr. Selby did in substance serve as an executive officer of the Company, but the board nonetheless has determined that in order to comply with the letter of the Instrument it is prudent to consider Mr. Selby to be no longer independent for the purposes of the Instrument. The Company is considering applying to the Canadian Securities Regulators for an exemption from the Instrument in respect of the effect of Mr. Selby’s activities on his independence, but unless such an exemption is granted, the Company does and will consider Mr. Selby to not be an independent director.

As a consequence of this determination, the Company’s audit committee no longer complies with the Instrument, which requires that the audit committee be comprised of a minimum of three members, each of whom must be independent. In addition, the Company’s compensation committee also does not meet the corporate governance guidelines recommending that all members of a compensation committee be independent. If the Company is not able to obtain regulatory exemption order regarding Mr. Selby’s independence, then the Company intends within six months to either recruit an additional independent member for the board, or to replace one of the existing non-independent directors with a new independent member.

Recent Developments: Corporate Cease Trade Orders

In addition to the disclosure set forth in the Circular under the heading “Corporate Cease Trade Orders or Bankruptcies”, we note the following: A cease trade order has been issued by the Alberta Securities Commission on May 4, 2018 against Montana Exploration Corp. (“MEC”) for failing to file its annual audited financial statements, annual management’s discussion and analysis and certification of annual filings within the required time period. Charlies Selby is the Chief Executive Officer of MEC. The TSX Venture Exchange has announced that upon revocation of the Cease Trade Order, MEC’s shares will remain suspended until the company meets TSX Venture Exchange requirements.

NXT appreciates the continued support of its Shareholders and we look forward to seeing you at the Meeting.

Yours truly,

NXT Energy Solutions Inc.

Per: (signed) “George Liszicasz”

Mr. George Liszicasz

Chairman and Chief Executive Officer

EXHIBIT "A"
to the Information Circular Addendum
dated May 16, 2018

NXT ENERGY SOLUTIONS INC.

SHAREHOLDER RESOLUTIONS

CONTROL PERSON AND PRICING RESOLUTION

WHEREAS NXT Energy Solutions Inc. (the "Company") has entered into an agreement (the "Subscription Agreement") to complete a three-tranche private placement (the "Private Placement") whereby Alberta Green Ventures Limited Partnership (the "Subscriber") has committed to purchase a total of 10,905,212 units of the Company (the "Units") at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one common share (a "Common Share") and one-third of one common share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement;

AND WHEREAS the first tranche of the Private Placement was completed on February 16, 2018, resulting in the Company receiving approximately $4,310,500 in connection with the issuance of 4,665,043 Units to the Subscriber which, upon closing, held approximately 9.9% of the Company's 62,832,843 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants);

AND WHEREAS a portion of the second tranche of the Private Placement was completed prior to the Meeting, resulting in the Company receiving approximately $2.0 million in connection with the issuance of 2,164,502 Units to the Subscriber which now holds approximately 6,829,545 Units representing approximately 14.0% of the Company's 64,997,345 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants);

AND WHEREAS the Company and the Subscriber have agreed to extend the target date for closing of the balance of the second tranche, consisting of the issuance of 3,373,701 Units for gross proceeds of approximately $3,117,300, and closing of the third tranche, consisting of the issuance of 701,966 Units for gross proceeds of approximately $648,616, until Jun 15, 2018;

AND WHEREAS the TSX price protection for the issuance of the Units at $0.924 per Unit (the “Price Protection”) expires on May 18, 2018;

AND WHEREAS the third tranche of the Private Placement contemplates the issuance of 701,966 Units for gross proceeds of approximately $648,616 and will result in the Subscriber owning a total of 10,905,212 Units representing approximately 21.1% of the Company's 69,073,012 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants);

AND WHEREAS the completion of the third tranche of the Private Placement would result in the Subscriber becoming a "Control Person" (as defined under applicable securities laws) of the Company, and Section 604 of the Toronto Stock Exchange (the "TSX") Company Manual stipulates that any transaction that materially affects the control of the issuer will generally be require security holder approval;

AND WHEREAS the TSX has confirmed that the creation of a "Control Person" and the extension of the price protection must be approved by way of resolution (the "Control Person and Pricing Resolution") passed by a simple majority of 50% plus one of the votes properly cast by disinterested holders of common shares (the "Common Shares") of the Company voting in present or by proxy at the annual and special meeting on May 16, 2018 and any adjournment thereof (the "Meeting");

AND WHEREAS the Board of Directors (the "Board") of the Company has reviewed and considered the Private Placement, the Subscription Agreement received in connection with the Private Placement, and the creation of the Subscriber as a new "Control Person" of the Company and the pricing of the Private Placement in the context of the current market and, after undertaking such a review, the Board unanimously resolved to approve the third tranche of the Private Placement and the creation of a new "Control Person" and the extension of the issue price of $0.924 per Unit until June 15, 2018;

AND WHEREAS further information regarding the Private Placement can be found in the Information Circular dated April 5, 2018 (the "Information Circular") under the heading "Particulars of Matters to be Acted Upon – Creation of a New Control Person: Third Tranche of the Private Placement" and in the Addendum to the Information Circular dated May 16, 2018 under the heading “Private Placement Update”;

NOW THEREFORE BE IT RESOLVED THAT the issuance at any time not later than June 15, 2018 of 4,075,667 Units representing the aggregate of balance of the remaining portion of tranche 2 and of tranche 3 of the Private Placement to the Subscriber at a price of $0.924 per Unit is hereby authorized, and the resulting creation if a new “Control Person” is hereby approved.